Puhui Wealth Investment Management Co., Ltd.

Room 801, 802, 8th Floor, W1 Office Building, Oriental Commerce Tower

No.1 Chang An Street, Dong Cheng District, Beijing, PRC 100006

(+86) 10 53605158

VIA EDGAR

November 9, 2020

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: David Gessert

Re:	Puhui Wealth Investment Management Co., Ltd.
Registration Statement on Form F-3
Initially filed August 12, 2020
File No. 333-245003

Dear Mr. Gessert:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Puhui Wealth Investment Management Co., Ltd. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. Eastern Time on Tuesday, November 10, 2020, or as soon as thereafter practicable.

Please note that we acknowledge the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Zhe Ji
Zhe Ji Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP